As filed with the Securities and Exchange Commission on August 18, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) o the Securities Exchange Act of 1934

Countrywide Financial Corporation

(Name of Subject Company (issuer))

Countrywide Financial Corporation

(Name of Filing Person (offeror))

Liquid Yield Option™ Notes due 2031
(Title of Class of Securities)

222372 AD 6
(CUSIP Number of Class of Securities)

SANDOR E. SAMUELS
SENIOR MANAGING DIRECTOR AND CHIEF LEGAL OFFICER
COUNTRYWIDE FINANCIAL CORPORATION AND
COUNTRYWIDE HOME LOANS, INC.
4500 PARK GRANADA
CALABASAS, CA 91302
(818) 225-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
JUDITH T. KITANO
MUNGER, TOLLES & OLSON LLP
355 S. GRAND AVENUE, 35TH FLOOR
LOS ANGELES, CALIFORNIA 90071
(213) 683-9100

CALCULATION OF FILING FEE

Transaction Valuation(a) $1,102,275,000	Amount of Filing Fee $139,658.24

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the Registrant’s Liquid Yield Option™ Notes due 2031 in secondary market transactions on July 9, 2004, as reported to the Registrants, reduced by an exchange fee of $2.50 for each $1,000 principal amount at maturity. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

[x]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$ 139,658.24	Filing Parties:	Countrywide Financial Corporation Countrywide Home Loans, Inc.
Form or Registration No.:	Form S-4 (333-117322)	Date Filed:	July 12, 2004

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-1	[ ]	going-private transaction subject to Rule 13e-3
[x]	issuer tender offer subject to Rule 13e-4	[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by Countrywide Financial Corporation, a Delaware corporation (the “Company”), to exchange $1,000 principal amount at maturity of the Company’s Convertible Securities due 2031 (the “New Securities”) and an exchange fee of $2.50 for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2031 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus dated August __, 2004 (as may be amended and supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s and Countrywide Home Loans, Inc.’s Registration Statement on Form S-4/A (File No. 333-117322), dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2. Subject Company Information.

     The information under the subheading “Summary—Countrywide Financial Corporation” in the Prospectus is incorporated herein by reference in partial answer to Item 2 of this Issuer Tender Offer Statement on Schedule TO. The Old Securities are traded on the PORTAL market. Set forth below are the high and low sales prices as a percentage of principal amount at maturity for the Old Securities for each quarterly period for the fiscal quarters ended on September 30, 2004 (through August 17, 2004), June 30, 2004, March 31, 2004, December 31, 2003, September 30, 2003 and June 30, 2003, in each case, as reported on the TRACE system. Sales prices for earlier quarterly periods are not publicly available.

	HIGH	LOW
Year Ending on December 31, 2004
3rd Quarter (through August 17, 2004)	169.22	150.35
2nd Quarter	166.75	128.80
1st Quarter	149.00	112.20
Year Ending on December 31, 2003
4th Quarter	127.50	100.00
3rd Quarter	98.00	81.00
2nd Quarter	98.50	78.00

Item 3. Identity and Background of Filing Person.

     The information under the subheading “Summary—Countrywide Financial Corporation” in the Prospectus is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO. The Company is the filing person.

Item 4. Terms of the Transaction.

     The information under the headings “Summary—Material Differences Between the Old Securities and the New Securities,” “The Exchange Offer,” “Description of the New Securities” and “Certain United States Federal Income Tax Consequences” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO. No Old Securities are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     None.

Item 6. Purposes of the Transaction and Plans or Proposals.

     The information under the subheadings “Summary—The Exchange Offer—Purpose of the Exchange Offer” and “Summary—The Exchange Offer—Use of Proceeds” in the Prospectus is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

     The consideration for the Old Securities to be purchased by the Company is the issuance of $1,000 principal amount at maturity of New Securities and an exchange fee of $2.50 for each $1,000 principal amount at maturity of Old Securities. The total consideration required to purchase all of the outstanding Old Securities is $675,000,000 principal amount at maturity of New Securities and $1,687,500. The exchange fee will be paid from the Company’s working capital.

Item 8. Interest in Securities of the Subject Company.

     None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     The information under the subheading “The Exchange Offer—Other Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

     (a)(1) The information on pages F-1 through F-70 in the Company’s Annual Report on Form 10-K or the fiscal year ended December 31, 2003 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

     (a)(2) The information on pages 2 through 30 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

     (a)(3) The information in the Prospectus under the heading “Ratios of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

     (a)(4) At June 30, 2004, our book value per share was $16.79 (on a pro forma basis giving effect to the stock dividend payable on August 30, 2004 to holders of record of the Company’s common stock on August 25, 2004).

Item 11. Additional Information.

     None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated August , 2004 (incorporated by reference to the Registration Statement).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	Tax Opinion of Munger, Tolles & Olson LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Countrywide Financial Corporation
By:	/s/ STANFORD L. KURLAND
	Name:	Stanford L. Kurland
	Title:	President and Chief Operating Officer

Dated: August 18, 2004